EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

February 27, 2019

Avino Announces Financial Results for Fourth Quarter and Year End 2018

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE:GV6, “Avino” or “the Company”) is pleased to announce the consolidated financial results for the Company’s fourth quarter and year ended December 31, 2018. The Financial Statements and Management Discussion and Analysis (MD&A) can be viewed on the Company’s web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FOURTH QUARTER 2018 HIGHLIGHTS

•	Generated revenues of $8.3 million from the sale of San Gonzalo and Avino concentrates
•	Mine operating income amounted to $1.3 million, a decrease of 60 % over the same period of 2017
•	Net income after taxes amounted to $1.0 million or a EPS (Earnings per share) of $0.02
•	Silver equivalent production of 720,187 ounces[1], including 288,600 ounces of silver, 1,973 ounces of gold, and 1,375,758 lbs of copper
•	Total consolidated cash cost[2] was $8.93 per silver equivalent payable ounce[1]
•	Consolidated all-in sustaining cost[2] (“AISC”) was $9.41 per silver equivalent payable ounce[1] a 2% increase compared to $9.23 per ounce in the fourth quarter of 2017
•	Working capital of $13.1 million, a 20% decrease from $16.4 million in 2017 due to continued reinvestment in capital projects
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) was 1.2 million
•	Cash of $3.2 million was on hand at the end of the quarter

2018 HIGHLIGHTS

•	Generated revenues of $34.1 million from sales of San Gonzalo and Avino concentrates, an increase of 2% compared to 2017
•	Mine operating income was $6.3 million, a decrease of 44% compared to 2017
•	Net income after taxes amounted to $1.6 million or a EPS (Earnings per share) of $0.03
•	Silver equivalent production of 2,863,753 ounces[1], including 1,286,382 ounces of silver, 8,092 ounces of gold, and 4,819,022 lbs of copper
•	Total consolidated cash cost[2] was $9.32 per silver equivalent payable ounce[1]
•	AISC[2] was $10.67 per silver equivalent payable ounce[1], a 5% increase compared to $10.11 per ounce in 2017
•	Working capital of $13.1 million, a 20% decrease from $16.4 million in 2017 due to continued reinvestment in capital projects
•	EBITDA of $6.0 million
•	Cash of $3.2 million was on hand at December 31, 2018
•	Invested $14.8 million in capital expenditures at the Avino and Bralorne mines

“Despite the challenges faced in 2018, our overall silver equivalent production increased in both the fourth quarter and for the full year. Operationally, 2018 was a year in which we successfully achieved our goal of completing Mill Circuit 4 and several drill programs on numerous areas of the Avino property, which successfully outlined longer term targets that warrant further investigation and drilling.” stated David Wolfin, President and CEO. “We announced an updated mineral resource estimate in 2018 that increased the measured and indicated resources by 225% at the Avino property. At the Bralorne Gold Mine in British Columbia, we commenced an exciting and comprehensive exploration drilling program, which was possible due to the Flow-Through share offering in April. We delivered a slight increase in revenues for the year, and earnings per share of $0.03. We are pleased with the successes achieved for 2018, which were challenging due to significantly lower metal prices. The implementation of cost reducing initiatives across the Company, remain in place. We are steadfast in our approach to delivering strong financial health which is fundamental to the Company’s continued success.”

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¹ In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu

² The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

February 27, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Financial Results for Fourth Quarter and Year End 2018

Operational Highlights

HIGHLIGHTS (Expressed in US$)	Fourth Quarter 2018	Fourth Quarter 2017	Change	Year 2018	Year 2017	Change
Operating
Tonnes Milled	189,574	129,555	46%	708,764	541,935	31%
Silver Ounces Produced	288,600	319,678	-10%	1,286,382	1,394,203	-8%
Gold Ounces Produced	1,973	1,472	34%	8,092	7,935	2%
Copper Pounds Produced	1,375,758	1,108,800	24%	4,819,022	4,373,166	10%
Silver Equivalent Ounces[1] Produced	720,187	637,012	13%	2,863,753	2,700,585	6%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[3]	713,384	597,285	19%	2,640,129	2,245,946	18%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3,4]	$8.93	$7.90	13%	$9.32	$8.65	8%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3,4]	$9.41	$9.23	2%	$10.67	$10.11	5%

1. In 2018, AgEq8 was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu

2. In Q4 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 lb Cu. In Q4 2017, AgEq was calculated using metals prices of $16.70 oz Ag, $1,276 oz Au and $3.09 lb Cu.

3. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

4. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Fourth Quarter 2018	Fourth Quarter 2017	Change	Year 2018	Year 2017	Change
Financial
Revenues	$8,268	$8,884	-7%	$34,116	$33,359	2%
Mine Operating Income	$1,347	$3,363	-60%	$6,266	$11,253	-44%
Net Income	$981	$1,496	-34%	$1,626	$2,522	-36%
Cash	$3,252	$3,420	-5%	$3,252	$3,420	-5%
Working Capital	$13,106	$16,402	-20%	$13,106	$16,402	-20%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$1,242	$3,312	-63%	$5,999	$8,258	-27%
Adjusted EBITDA[1]	$1,690	$3,367	-50%	$6,127	$10,648	-42%
Per Share Amounts
Earnings per Share (“EPS”) – Basic	$0.02	$0.03	-33%	$0.03	$0.05	-40%
Cash Flow per Share (YTD)[1] – Basic	$0.03	$0.05	-40%	$0.07	$0.13	-46%

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1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

February 27, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Financial Results for Fourth Quarter and Year End 2018

Financial Results

The Company generated revenues of $34.1 million during 2018; a slight increase of 2% increase compared with 2017.

Mine operating income was $6.3 million during 2018, compared to $11.3 million in 2017, a decrease of 44%. The decrease is largely due to lower realized metal prices; however the company sold 18% more silver equivalent ounces. Other factors include lower production results at San Gonzalo.

During 2018, the company reported net income of 1.6 million or $0.03 per share, compared to net income of $2.5 million or $0.05 basic per share in 2017.

Operational Results

2018 Production Highlights

•	Silver equivalent[1] production - 2,863,753 oz*
•	Silver production - 1,286,382 oz
•	Gold production – 8,092 oz
•	Copper production – 4,819,022 lbs

In 2018, we also produced 43,586 silver equivalent ounces from our low grade zinc concentrate

Silver equivalent production for 2018 increased by 6% to 2,863,753 ounces1 compared to 2,700,585 ounces in 2017. Silver production for 2018 decreased 8% to 1,286,382 ounces compared to 1,394,203 ounces in 2017. Gold production for 2018 increased by 2% to 8,092 ounces compared to 7,935 ounces in 2017. Copper production for 2018 increased by 10% to 4,819,022 lbs compared to 4,373,166 lbs in 2017. Total mill feed processed during 2018 was 708,764 compared to 541,935 dry tonnes during 2017, an increase of 31% which included Avino, San Gonzalo, and the Avino Historic Above Ground (“AHAG”) stockpiles.

At the Avino mine, the silver equivalent ounces1 produced during 2018 totalled 1,847,303 compared to 1,911,428 produced in 2017, which was a slight decrease of 3%. When examined on a yearly basis, the lower tonnage processed combined with the variations in feed grades resulted in an increase in copper production by 4% and silver and gold production decreased by 24% and 12%, respectively, for the year compared to 2017.

At the San Gonzalo Mine, the silver equivalent ounces1 produced during 2018 totaled 592,098 compared to 789,157 in 2017. This represents a 25% decrease compared to 2017, and due to the San Gonzalo mine approaching its end of life and the grades, recoveries and production have started to tail off. This is in line with our internal expectations. On an annual basis the silver and gold feed grades declined by 17% and 22% respectively, compared to year end 2017. This combined together with a slight decrease in both silver and gold recovery resulted in San Gonzalo producing 25% fewer ounces compared to 2017.

Costs and Capital Expenditures

Consolidated all-in sustaining cash costs (“AISC”) per AgEq ounce during 2018 was $10.67 compared to 10.11 during 2017, an increase of 5%. The moderately higher AISC are attributed to lower metal prices, lower grades at Avino and San Gonzalo and higher operational costs such as labour and production.

Capital expenditures during 2018 were $14.8 million compared to 12.2 million during 2017.

Capital expenditures primarily relate to finalizing the mill expansion which included the completion of Mill Circuit 4, exploration at the Avino Mine, development at the San Luis area of the Avino Mine, the purchasing of new mining, milling/processing and equipment, as well as advancing the exploration program at the Bralorne Mine.

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¹ In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu

February 27, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Financial Results for Fourth Quarter and Year End 2018

Bralorne Mine

During the year, a CAD $6.0 million Flow Through share offering was announced for exploration expenditures. With this financing, the Company was able to embark on the most comprehensive exploration program in the mine’s 100-year history.

The program includes a total of 24,000 metres of drilling, structural modelling and geological mapping, airborne and ground geophysics surveys, and geochemical sampling.

In December, the Company announced drilling results from holes targeting the 27 Vein extension. These holes confirmed the vein continuity up dip from the area of historic production. The initial assays were favourable, with the best of the three assays intercepting 29.5 gold g/t over 0.88 metres true width.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent payable ounce, and all-in sustaining cash cost per silver equivalent payable ounce, each of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Additional information

The Company will be holding a conference call and webcast on Thursday, February 28, 2019 at 8:00 am PST (11:00 am EST).

Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino Fourth Quarter and Year End 2018 Webcast and Conference Call or by dialing the following numbers five to ten minutes prior to the start time:

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded and the replay will be available on the Company’s web site later that day.

Qualified Person(s)

Jasman Yee, P.Eng., Avino Director, Fred Sveinson, B.A., B.Sc., P.Eng., Senior Mining Advisor, and Peter Latta, P.Eng, MBA, Senior Technical Advisor, have reviewed and approved the technical data in this news release, all of whom are qualified persons within the context of National Instrument 43-101.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently exploring and drilling at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

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¹ In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its production guidance, expectations of All-In Sustaining Cash Cost (“AISC”), information on the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.